Exhibit 99.1

Moxian Announces Results of Annual Meeting of Shareholders

Hong Kong, August 28, 2023 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company engaged in bitcoin mining and related services in the United States, today announced the results of its 2023 Annual Meeting of Shareholders that was held on August 25, 2023 in Hong Kong.

At the meeting, the shareholders:

●	Re-elected Conglin (Forrest) Deng, Lionel Choong Khuat Leok, Tao Xu, Chuan Zhan, and Panpan Wang to its Board of Directors, and
●	Ratified the appointment of Audit Alliance LLP as the Company’s independent registered public accountant for the fiscal year ending December 31, 2023.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc operates in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc., and also operates in Hong Kong, China.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com